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SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Colley Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

(CUSIP Number)

Roger W. Ach, II, 425 Walnut Street, Suite 2300, Cincinnati, Ohio 45202, Tel. (513) 381-0777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copy to:

Charles F. Hertlein, Jr., Dinsmore & Shohl, 255 East Fifth Street,
Cincinnati, Ohio 45202, Tel. (513) 977-8200

June 3, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Chicago West Pullman, LLC IRS Identification Number: 31-1449044
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XX
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization	Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	525,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	525,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned		525,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)		51.19%
14.	Type of Reporting Person (See Instructions)		OO (limited liability company

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Roger W. Ach, II
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XX
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,076,740
8.	Shared Voting Power	525,000
9.	Sole Dispositive Power	3,076,740
10.	Shared Dispositive Power	525,000
11.	Aggregate Amount Beneficially Owned	3,601,740
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)	87.80%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer
Common Stock, $.001 Colley Corporation c/o Chicago West Pullman, LLC 425 Walnut Street, Suite 2300 Cincinnati, Ohio 45202
Item 2.	Identity and Background
(a)	Chicago West Pullman, LLC
(b)	425 Walnut Street, Suite 2300, Cincinnati, Ohio 45202
(c)	investment holding company
(d)	NA
(e)	NA

(a)	Roger W. Ach, II
(b)	425 Walnut Street, Suite 2300, Cincinnati, Ohio 45202
(c)	President, The Lottery Channel, Inc., 425 Walnut Street, Suite 2300, Cincinnati, Ohio 45202
(d)	NA
(e)	NA
(f)	Ohio
Item 3.	Source and Amount of Funds or Other Consideration
See Item 4 of Cover Sheets (1)
Item 4.	Purpose of Transaction
(a)

Each of the Reporting Persons, as well as other current shareholders of The Lottery Channel, Inc., will acquire additional shares of Common Stock of Colley Corporation in exchange for shares of common stock of The Lottery Channel, Inc. possessed by each.

(b)	Shares of Common Stock of Colley Corporation will be exchanged for shares of The Lottery Channel, Inc. causing The Lottery Channel, Inc. to become a majority owned subsidiary of Colley Corporation.
(c)	NA
(d)

Effective June 3, 2002, Roger W. Ach is the sole director of Colley Corporation and one vacancy exists on the board of directors of Colley Corporation.  Additional vacancies will be created and four additional board members will be appointed.  The group members anticipate a board of directors consisting of five persons on or before June 30, 2002.

(e)	Additional shares of Common Stock will be authorized to permit the exchange described in Item 4(a) and (b).
(f)

The principal business of Colley Corporation will be as majority or one hundred percent owner of the company presently known as The Lottery Channel, Inc., a Delaware corporation engaged in the business of internet game activities and lotteries as permitted by applicable law.

(g)

As permitted by the Certificate of Incorporation, the board of directors will designate the rights and powers associated with preferred stock and file a certificate of designations with the Delaware Secretary of State.  A name change is also anticipated to more accurately reflect the current business of the issuer.

(h)	NA
(i)	NA
(j)	NA
Item 5.	Interest in Securities of the Issuer
(a)	See Item 11 and Item 13 of each cover page (1)
(b)	See Items 7 through 10 of each cover page (1)
(c)

Effective June 3, 2002, Chicago West Pullman, LLC purchased 525,000 shares of common stock of Colley Corporation from Richard Goodner in exchange for $25,000 (aggregate consideration).  The sale was conducted in a privately negotiated transaction and reflected on the corporate stock records of Colley Corporation.

(d)	NA
(e)	NA
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By agreement dated June 3, 2002 by and among Colley Corporation, Richard Goodner, Roger W. Ach, II and Chicago West Pullman, LLC, the parties agreed to the transaction described in Item 5(c) and agreed that Mr. Ach would exchange his current holdings in The Lottery Channel, Inc. for additional common stock of Colley Corporation.

Chicago West Pullman, LLC and Roger W. Ach have agreed to act as a group with respect to the Colley Corporation common stock owned by each member of the group and vote such securities in concert.
Item 7.	Material to Be Filed as Exhibits
2.	Stock Purchase Agreement dated June 3, 2002 by and among Colley Corporation, Richard Goodner, Roger W. Ach, II and Chicago West Pullman, LLC
99	Rule 13d-1(k) Joint Agreement

Note(1):  Chicago West Pullman, LLC is the direct holder of all 525,000 shares.  Mr. Ach is the Manager of Chicago West Pullman, LLC entitled to vote said shares on behalf of the company.  Mr. Ach has the right to acquire 3,076,740 shares of Common Stock of Colley Corporation in exchange for his interest in The Lottery Channel, Inc. pursuant to the agreement described in Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chicago West Pullman, LLC

By:  /s/Roger W. Ach, II
Roger W. Ach, II
Manager

/s/Roger W. Ach, II
Roger W. Ach, II, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)